

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2022

Britton Worthen
Chief Legal Officer
Nikola Corp
4141 E Broadway Road
Phoenix, AZ 85040

      Re: Nikola Corp
         Registration Statement on Form S-1
         Filed March 11, 2022
         File No. 333-263510

Dear Mr. Worthen:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Patrick Fullem at (202) 551-8337 with any questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Manufacturing

cc: Julie Park